UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 21, 2003
                                   -----------------

                         Commission File Number 01-18898
                                                --------

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On November 21, 2003, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release confirming limited use of certain shareholder authorizations requested in the agenda for the shareholders' meeting to be held on November 26, 2003. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL AHOLD

Date:  November 21, 2003               /s/ H.R. Ryopponen
                                       -----------------------------------------
                                       By:     H.R. Ryopponen
                                       Title:  Executive Vice President and CFO

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit        Description
-------        -----------

99.1 Royal Ahold press release, dated November 21, 2003, confirming limited use of certain shareholder authorizations requested in the agenda for the shareholders' meeting to be held on November 26, 2003